Exhibit F.1b

AGL Resources Inc. - Distribution Operations Segment
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Consolidated Distribution Operations (1)	Atlanta Gas Light Company	Virginia Natural Gas, Inc.	Chattanooga Gas Company
ASSETS				
Current assets				
Cash and Cash Equivalents	$ 481,536	$ 33,052	$ 21,108	$ 427,377
Receivables - net				
Gas	63,041,230	25,586,390	32,293,566	5,161,274
Other	3,315,945	1,538,861	(111,975)	1,889,059
Intercompany	32,279,492	(226,193)	17,900,012	13,030,681
Unbilled revenues	39,863,468	-	28,069,000	11,794,468
Inventories				
Natural gas stored underground	117,390,594	108,153,062	2,635,622	6,601,910
Liquefied natural gas	7,909,010	0	-	7,909,009
Materials and supplies	3,547,900	2,947,797	457,548	142,555
Unrecovered ERC - current portion	24,496,523	24,496,523	-	-
Unrecovered PRP costs - current portion	22,126,232	22,126,232	-	-
Unrecovered seasonal rates	10,787,596	10,787,596	-	-
Other current assets	36,436,399	(5,227)	36,411,886	29,740
Total current assets	361,675,924	195,438,093	117,676,767	46,986,073
Investment and equity in associated companies	-	1,058,448	-	-
Property, plant and equipment				
Property, plant and equipment	3,222,126,009	2,483,947,569	568,245,616	169,932,824
Less accumulated depreciation	1,019,098,602	804,285,342	159,230,051	55,583,208
Property, plant and equipment - net	2,203,027,407	1,679,662,227	409,015,565	114,349,615
Deferred debits and other assets				
Unrecovered PRP costs	409,651,619	409,651,619	-	-
Goodwill	176,184,977	-	176,184,977	-
Unrecovered ERC	154,869,989	154,869,989	-	-
Unrecovered postretirement benefits costs	9,388,689	5,880,417	3,508,272	-
Other	10,071,998	7,165,469	2,476,010	430,519
Total deferred debits and other assets	760,167,272	577,567,494	182,169,260	430,519
Total assets	$ 3,324,870,603	$ 2,453,726,262	$ 708,861,591	$ 161,766,206

(1) Agrees to Distribution Operations per Exhibit F.1a.

Exhibit F.1b

AGL Resources Inc. - Distribution Operations Segment
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Consolidated Distribution Operations (1)	Atlanta Gas Light Company	Virginia Natural Gas, Inc.	Chattanooga Gas Company
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Accrued PRP costs - current portion	$ 81,648,713	$ 81,648,713	$ -	$ -
Current portion of long-term debt	77,000,000	77,000,000	-	-
Accounts payable - trade	19,299,213	10,671,396	6,514,174	2,113,643
Accrued ERC - current portion	40,250,078	40,250,078	-	-
Customer deposits	14,481,353	1,435,000	11,209,325	1,837,028
Accrued interest	6,040,595	5,174,836	83,866	781,892
Accrued wages and salaries	2,069,862	1,424,694	547,002	98,166
Accrued taxes	76,137,723	56,807,161	1,772,316	17,585,612
Intercompany payables	366,981,934	359,225,135	7,754,771	-
Other	40,791,958	8,476,517	28,678,707	3,636,735
Total current liabilities	724,701,430	642,113,531	56,560,161	26,053,076
Accumulated deferred income taxes	368,166,810	325,881,734	29,704,582	12,580,494
Long-term liabilities				
Accrued PRP costs	322,662,732	322,662,732	-	-
Other	102,408,443	48,033,323	38,587,454	15,787,666
Accrued postretirement benefit costs	56,198,728	41,037,503	13,829,458	1,331,766
Accrued ERC	42,608,504	42,608,504	-	-
Accrued pension obligations	4,646,064	4,453,225	1,923,106	(1,730,267)
Total long-term liabilities	528,524,471	458,795,287	54,340,018	15,389,165
Deferred credits				
Unamortized investment tax credit	18,898,160	18,898,160	-	-
Regulatory tax liability	12,620,087	14,906,454	(26,585)	(2,259,782)
Other	4,785,239	4,498,845	-	286,394
Total deferred credits	36,303,486	38,303,459	(26,585)	(1,973,389)
Capitalization				
Long-term debt	393,067,598	212,750,000	180,317,598	-
Common shareholders' equity				
Common stock	637,124,504	276,762,075	360,352,429	10,000
Premium on common stock	393,974,858	340,739,052	45,210	53,190,596
Earnings reinvested	243,007,447	158,381,124	27,568,177	56,516,264
Common shareholders' equity	1,274,106,809	775,882,251	387,965,817	109,716,860
Total capitalization	1,667,174,407	988,632,251	568,283,415	109,716,860
Total liabilities and capitalization	$ 3,324,870,603	$ 2,453,726,262	$ 708,861,591	$ 161,766,206

(1) Agrees to Distribution Operations per Exhibit F.1a.

Exhibit F.1b

AGL Resources Inc. - Distribution Operations Segment
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	AGL Rome Holdings, Inc.	Distribution Operations - Corporate Locations	Eliminations
ASSETS			
Current assets			
Cash and Cash Equivalents	$ -	$ -	$ -
Receivables - net			
Gas	-	-	-
Other	-	-	-
Intercompany	1,574,992	-	-
Unbilled revenues	-	-	-
Inventories			
Natural gas stored underground	-	-	-
Liquefied natural gas	-	-	-
Materials and supplies	-	-	-
Unrecovered ERC - current portion	-	-	-
Unrecovered PRP costs - current portion	-	-	-
Unrecovered seasonal rates	-	-	-
Other current assets	-	-	-
Total current assets	1,574,992	-	-
Investment and equity in associated companies	-	-	(1,058,448) A
Property, plant and equipment			
Property, plant and equipment	-	-	-
Less accumulated depreciation	-	-	-
Property, plant and equipment - net	-	-	-
Deferred debits and other assets			
Unrecovered PRP costs	-	-	-
Goodwill	-	-	-
Unrecovered ERC	-	-	-
Unrecovered postretirement benefits costs	-	-	-
Other	-	-	-
Total deferred debits and other assets	-	-	-
Total assets	$ 1,574,992	$ -	$ (1,058,448)

(1) Agrees to Distribution Operations per Exhibit F.1a.

Exhibit F.1b

AGL Resources Inc. - Distribution Operations Segment
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	AGL Rome Holdings, Inc.	Distribution Operations - Corporate Locations	Eliminations	
LIABILITIES AND CAPITALIZATION				
Current liabilities				
Accrued PRP costs - current portion	$ -	$ -	$ -	
Current portion of long-term debt	-	-	-	
Accounts payable - trade	-	-	-	
Accrued ERC - current portion	-	-	-	
Customer deposits	-	-	-	
Accrued interest	-	-	-	
Accrued wages and salaries	-	-	-	
Accrued taxes	(27,366)	-	-	
Intercompany payables	-	2,028	-	
Other	-	-	-	
Total current liabilities	(27,366)	2,028	-	
Accumulated deferred income taxes	0	-	-	
Long-term liabilities				
Accrued PRP costs	-	-	-	
Other	-	-	-	
Accrued postretirement benefit costs	-	-	-	
Accrued ERC	-	-	-	
Accrued pension obligations	-	-	-	
Total long-term liabilities	-	-	-	
Deferred credits				
Unamortized investment tax credit	-	-	-	
Regulatory tax liability	-	-	-	
Other	-	-	-	
Total deferred credits	-	-	-	
Capitalization				
Long-term debt	-	-	-	
Common shareholders' equity				
Common stock	100	-	(100)	A
Premium on common stock	1,058,348	-	(1,058,348)	A
Earnings reinvested	543,910	(2,028)	-	
Common shareholders' equity	1,602,357	(2,028)	(1,058,448)	
Total capitalization	1,602,357	(2,028)	(1,058,448)	
Total liabilities and capitalization	$ 1,574,992	$ -	$ (1,058,448)	

(1) Agrees to Distribution Operations per Exhibit F.1a.

Exhibit F.1b

AGL Resources Inc. - Distribution Operations Segment
Consolidating Balance Sheets
As of December 31, 2003
Unaudited

	Consolidated Distribution Operations (1)	Atlanta Gas Light Company	Virginia Natural Gas, Inc.	Chattanooga Gas Company

Consolidation and Elimination Entries:

A - Eliminate AGLC's investment in AGL Rome Holdings, Inc.